Mail Stop 3720

December 6, 2006

Mr. Andi Wu
Chief Financial Officer
China Telecom Corporation Ltd.
31 Jinrong Street
XiCheng District
Beijing, China 100032

      RE: China Telecom Corporation Ltd.
               Form 20-F for the Year ended December 31, 2005
               Filed June 16, 2006
               File No. 001-31517

Dear Mr. Wu:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director